Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.:001-32650

cme
Chicago Mercantile Exchange

Chicago Board of Trade

The Best Combination June 28, 2007

Discussion of Forward-Looking Statements
Forward-Looking Statements
This presentation may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities
Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, member, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; The combined company may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT’s operations with CME’s may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.
For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and its most recent Quarterly Report on Form 10-Q. Copies of said documents are available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation. Except for any obligation to disclose material information under the
Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this presentation.
Additional Information
CME and CBOT have filed a definitive joint proxy statement/prospectus and a supplement thereto with the SEC in connection with the proposed transaction. This document is not a substitute for the definitive joint proxy statement/prospectus, as supplemented, or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, as supplemented, and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus is, and the supplement thereto and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive,
Chicago, Illinois 60606, Attention: Beth Hausoul or from CBOT Holdings, Inc., Attn: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604.
CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding CME’s directors and executive officers is available in CME’s proxy statement for its 2007 annual meeting of stockholders, dated
March 17, 2007. Additional information regarding the interests of such potential participants is available in the definitive joint proxy statement/prospectus, as supplemented, and the other relevant documents filed with the SEC.
CBOT and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2007 annual meeting of stockholders, dated
March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC.
Statements included in this document relating to the ICE offer reflect the views of CME’s and CBOT’s management.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

cme
Chicago Mercantile Exchange
Chicago Board of Trade

The Best Combination June 28, 2007 Charlie Carey, Terry Duffy and Craig Donohue

•
Valuable equity
Strong currency
Best strategic fit
Compelling long-term growth opportunities
Lower risk
•
Strong trading rights value/income potential
Commitment to hybrid trading model
Maintains pricing differential for members
•
Flexible and creative ERP solution
Cash dividend + minimum guarantee/payment
Upside: potentially +$1.25M
**
per ERP holder (beyond
guarantee)
$15M cap on litigation expenses removed
CME/CBOT Offer Responds to Your Concerns
** Assumes CBOE value of $3.3B and CBOT full member with ERP entitled to equal share of value

CBOT/CME Contributions to the Combined Company
The original and revised CME/CBOT merger agreements were
based on information unavailable to analysts (IBES) at the time
Exchange Ratio 0.3500
CBOT Shares Outstanding 53.0
CME Exchange Ratio 0.3500
CME Shares Outstanding 35.1
Shares Issued to CBOT 18.6
Pro Forma CME Group Shares 53.7
CBOT Pro Forma Ownership 34.6%
1 2007 YTD ADV as of June 25, 2007
2 Base case projections from joint proxy/prospectus dated June 5, 2007
3 IBES Consensus estimates as of June 25, 2007
CBOT Contribution %
2007E 2008E
Volume 38.1% -
Revenue - Base Case
2
36.0% 34.8%
Net Income - Base Case
2
32.4% 30.5%
Net Income - IBES Consensus
3
33.5% 32.2%
CBOT Pro Forma Ownership 34.6%
1
IBES Long-Term Growth Rates
1
CME 23.0%
CBOT 17.0%
Notes:
1)  IBES Consensus estimates as of June 25, 2007.

CME’s Offer per Share from CBOT Member Perspective
CME’s offer is compelling:
better growth prospects, ERP upside and lower risk
CME
Implied Offer Price (0.35 Rate)* $189.76
Plus $485m Dividend $9.14
Plus $3.5B @ $560Tender Offer** $6.24
Value to all CBOT Shareholders $205.14
Plus $333m ERP Guarantee $9.14
Value to Full B1 w/ERP $214.28
Incremental $1.25m ERP Upside*** $45.72
Potential Full Value $260.00
* Implied offer price based on closing price on 6/27/07
** Reflects difference between closing price on 6/27/07 and $560 multiplied by 0.35 exchange ratio; $3.5B tender offer limited to 6.25m shares
*** Assumes CBOE value of $3.3B and CBOT full member with ERP entitled to equal share of value

CME’s Offer per Share Compared to ICE
CME’s offer is significantly more compelling than ICE’s offer:
better growth prospects, ERP upside and lower risk
ICE CME
Implied Offer Price (1.42 Rate)* $214.49
Less Takeover Premium**** -$10.72
Less $294m Breakup Fee -$5.54
Value to all CBOT Shareholders $198.23
Plus $666m ICE/CBOE ERP Offer $18.28
Value to Full B1 w/ERP $216.51
Incremental $60k ERP Upside***** $2.21
Potential Full Value $218.72
Implied Offer Price (0.35 Rate)* $189.76
Plus $485m Dividend $9.14
Plus $3.5B @ $560Tender Offer** $6.24
Value to all CBOT Shareholders $205.14
Plus $333m ERP Guarantee $9.14
Value to Full B1 w/ERP $214.28
Incremental $1.25m ERP Upside*** $45.72
Potential Full Value $260.00
* Implied offer price based on closing price on 6/27/07
**  Reflects difference between closing price on 6/27/07 and $560 multiplied by 0.35 exchange ratio; $3.5B tender offer limited to 6.25m shares
***Assumes CBOE value of $3.3B and CBOT full member with ERP entitled to equal share of value
**** ISS estimated a 5% takeover premium in the 6/27 report and BMO Capital markets analyst Mike Vinciquerra assumed 6/15 ICE’s stock price may drop 11% to $135 if the takeover premium is taken out
***** Assumes CBOE value of $3.3B and CBOT full member with ERP entitled to equal share of value. Incremental $60K upside based on difference between potential equity value in the ICE ERP proposal, less the ICE ERP guarantee, on a per-share basis.

“If it became evident ICE would win [CBOT], ICE stock would
fall substantially.”
~Mike Vinciquerra, BMO Capital Markets (6/15/07)
“Takeout speculation has been fueling the stock of late, but we do not believe a takeout is likely near-term.  And while
fundamentals have been decent, we are not sure they are
strong enough to support the stock at current levels.”
~Chris Allen, Bank of America (6/14/07)
"We believe that ICE’s stock has traded higher [...] in
expectation that ICE would not succeed in its bid attempt and would itself become a takeover target".
~ Niamh Alexander, CIBC World Markets (6/13/07)
ICE’s recent stock price performance has been driven
by takeout speculation
CME/CBOT: Analysts’
Perspective
Permission to use quotes neither sought nor obtained

Strategic Fit and Growth Opportunities
$29.6B
Pro forma Market Capitalization
$2.6B
Combined 2008 Revenues
*
$1.0B
Combined 2008 Income
*
10.3M
Combined Q1 2007 ADV
*Combined revenues and income projected before merger related items according to base case included in joint proxy statement/prospectus dated June 5, 2007

Strategic Fit and Growth Opportunities
+World’s largest exchange and clearing house
+Benchmark products in every major asset class
+Industry leading trading and clearing platforms
+Broadest customer base and global distribution
network (83 countries)
= Large / Achievable Growth Opportunities

0
1,600
3,200
4,800
6,400
$0
$400
$800
$1,200
$1,600
CME
ICE/NYBOT Futures
ICE OTC ADV Commissions
*2007 figure represents OTC YTD May 2007 data
(contracts in 000s)
OTC ADV commissions
($ in 000s)
749
182
$335
$734
*
2000
2001 2002 2003 2004 2005
2006 2007
to date
917
6,372
CME’s Long-Term Growth Higher Than ICE’s
CME
32% CAGR
ICE/NYBOT
22% CAGR
ICE OTC
17% CAGR

0
3,000
6,000
9,000
$0
$400
$800
$1,200
$1,600
*NYBOT Jun07 ADV through Jun 22
CME’s Short-Term Growth Significantly Higher
(contracts in 000s)
745
$918
834
8,244
5,522
$711
JAN
07
FEB
07
MAR
07
APR
07
MAY
07
*JUN
07
CME
ICE/NYBOT Futures
ICE OTC ADV Commissions CME
+49%
ICE/NYBOT
+12%
ICE OTC
-23%
(through May)
OTC ADV commissions
($ in 000s)

swapstream
a CME Company

FXMarketSpace™
a Reuters | CME Company

$0
$50
$100
$150
$200
$250
$300
Growth: Larger, More Valuable OTC Growth Opportunities
Source:  June 2006 Notional Value Outstanding per March 2007 BIS Quarterly Review
$262T
$38T
$20T
$7T
$6T
CBOT/CME
Opportunities
ICE
Opportunities
•
OTC
Foreign
Exchange
•
OTC
Interest
Rate
Swaps
Credit Default Swaps
•
Indexes
•
Baskets
•
Single Name
•
OTC
Commodity
Swaps
Interest Rate
Market
FX
Market
Credit
Market
Equity
Market
Commodity
Market
CBOT/CME is
better positioned to
immediately pursue the
full scope of OTC growth
opportunities

Growth: FXMarketSpace
•
Rapid volume growth
•
Growing customer base
•
Broad reach
OTC FX Market Trends
• Largest OTC market -
$2 trillion/day
• 15% overall CAGR
1
•
Electronic
•
Centralized clearing
•
Algorithmic trading
•
Transparency/
anonymity
$0
$150
$300
$450
$600
$750
$900
$1,050
$1,200
$1,350
Apr-07 May-07 June-07
MTD
$331
$509
ADV
(notional value in millions, USD)
$1,071
Sources: [1] CAGRs are for 2001-2004; Triennial BIS
surveys of FX markets, December 2004

Growth: Swapstream
•
Interest Rate
Swaps
$150 Trillion
Outstanding
5-year CAGR of
28%
•
Trend towards
electronic trading
•
Cutting edge functionality
•
Euro-denominated Swaps
•
Expanding to U.S. Dollar
products
•
Launching dealer-to-
client platform in May
•
Integration of
Swapstream platform
with Clearing360
Market data sourced from Bank for International Settlements

Growth: Transaction Processing
•
Energy
•
Metals
•
Soft Commodities
Transaction Processing
Customer Benefits
•
Scalable platforms
•
Advanced functionality
•
CME customer service
standards
•
Broad distribution/network
effects
•
Proven integration/ time-to-
market advantages
•
Increased profit potential
through CME scale
advantages
•
World’s largest energy
exchange
•
$51M - 2007 Revenue
[1]
•
10-yr exclusive agreement
Note:  [1] Based upon 2007 analyst consensus
Future opportunities in Asia, South America and possibly Europe

•
Valuable equity
Strong currency
Best strategic fit
Compelling long-term growth opportunities
Lower risk
•
Strong trading rights value/income potential
Commitment to hybrid trading model
Maintains pricing differential for members
•
Flexible and creative ERP solution
Cash dividend + minimum guarantee/payment
Upside: potentially +$1.25M** per ERP holder (beyond
guarantee)
$15M cap on litigation expenses removed
CME/CBOT Offer Responds to Your Concerns
** Assumes CBOE value of $3.3B and CBOT full member with ERP entitled to equal share of value

The Best Combination June 28, 2007